ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

3 October 2008

Market Price for Santos' off-market buy-back

The Market Price for Santos' off-market share buy-back (as defined in the Buy-Back booklet) is $18.8724. On this basis, the tender discounts are equivalent to the following tender prices (rounded to the nearest cent):

Tender discount	Tender price
14%	$16.23
13%	$16.42
12%	$16.61
11%	$16.80
10%	$16.99
9%	$17.17
8%	$17.36

Santos also advises that the Tax Value has been determined as $16.42[1].

Issuer Sponsored Holders who wish to amend or withdraw their tenders must submit a withdrawal/amendment form to the registry or use the online tender facility at www.santos.com. Any amendment or withdrawal will not be effective unless it is received by 7.00pm (Eastern Standard Time) today.

CHESS Holders who wish to amend or withdraw their tenders will need to instruct their controlling participant (normally their broker) in sufficient time for them to process the withdrawal or amendment by 7.00pm (Eastern Standard Time) today.

Alternatively, CHESS Holders may submit a withdrawal/amendment form via fax on +613 9473 2529 so that it is received by no later than 7.00pm (Eastern Standard Time) today.

The results of the buy-back, including the buy-back price and any scale back, are expected to be announced on Monday, 6 October 2008 and will be available on Santos' website (www.santos.com).

Dlw 10/8

[1] Calculated as $17.14 adjusted for the movement in the Oil & Gas Exploration & Production subset of the S&P/ASX 200 Index ('Oil & Gas Exploration & Production Index') since the announcement of the buy-back on 21 August 2008.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Shareholder enquiries in relation to the buy-back may be directed to Santos' dedicated enquiry line on 1300 727 634 within Australia or +613 9946 4447 from outside Australia.

Important notice

Not for distribution or release in or into the United States or Canada
This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract thereof. No indications of interest in the buy-back are sought by this press release.

Shareholders who are (or nominees who hold Santos Limited shares on behalf of or for the account of persons who are) in the United States or US persons, (within the meaning of Regulation S under the United States Securities Act of 1933), residents of Canada or who are otherwise excluded foreign persons will not be eligible to participate in the off-market buy-back described in this press release. ADRs and restricted employee shares may not be tendered into the buy-back. Buy-back documents, including the booklet describing the terms of the buy-back and tender forms, are not being distributed or sent into the United States or Canada.

Forward looking statements
This press release contains forward looking statements, including statements regarding the implementation of the off-market buy-back and its effects on our business and securities. The results and effects of the off-market buy-back may differ materially from those expressed in, or implied by, these forward looking statements. Factors that could cause or contribute to such differences include the number of shares bought back, the buy-back price and the general trading and economic conditions affecting our business. We do not undertake any obligation to revise these forward looking statements to reflect any future events or circumstances.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Christine Manuel	**Return Fax:**	61 8 8116 5623
Date:	6/10/2008 8:57:34 AM	**No of pages:**	3 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61 8 8116 5137

Announcement released to the ASX attached: Santos successfully completes $300 million off-market buy-back.

Note: Announcement not for distribution or release in or into the United States or Canada.

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

6 October 2008

Santos successfully completes $300 million off-market buy-back

Santos today announced the successful completion of its off-market share buy-back of $300 million.

The outcomes of the buy-back are as follows:

Size	$300 million
Market Price[1]	$18.8724
Buy-back discount	14%
Buy-back price	$16.23
Capital component	$2.98
Fully franked dividend component	$13.25
Tax Value	$16.42
Shares bought back	18.5 million
Percentage of issued ordinary capital	3.1%
Scale back	59.16%

The 14 per cent buy-back discount enabled Santos to return surplus capital in an efficient manner and is expected to have a positive impact on earnings per share.

Santos' Chief Financial Officer, Peter Wasow, said "We are delighted with the strong support shareholders have shown for the buy-back, which has allowed us to repurchase 3.1 per cent of our issued capital at the maximum discount of 14 per cent. The successful completion of the buy-back demonstrates our commitment to efficient capital management and our confidence in the strength of the Company's financial position."

Due to the strong demand for the buy-back, a 59.16 per cent scale back of tenders is required. Shareholders who tendered their shares at a 14 per cent discount and/or as final price tenders, will have a priority allocation of 300 shares bought back before the scale back is applied. As a result of the 59.16 per cent scale back, successful shareholders will have 40.84 per cent of their shares tendered in excess of the priority allocation bought back. No tenders were excluded on the basis of a minimum price condition.

To ensure that registered shareholders with small holdings are not disadvantaged, the scale back has been structured so that successful shareholders who tendered all of their shares at a 14 per cent tender discount and/or as a final price tender and who would be left with 130 shares or less as a result of the priority allocation and scale back, will have all of their shares bought back in full.

[1] The volume weighted average price of Santos' ordinary shares (adjusted for certain not "at-market" trades as set out in the buy-back booklet) on the ASX over the five trading days up to and including 3 October 2008 was $18.8724.

Santos ASX/Media Release

For shareholders who have successfully tendered their shares, $13.25 of the buy-back price is treated for Australian tax purposes as a fully franked dividend. For Australian capital gains tax purposes, the deemed capital proceeds are $3.17, being the $2.98 capital component plus $0.19, being the excess of the Tax Value[2] over the buy-back price.

Payment for shares bought back will be credited to nominated bank accounts and cheques will be posted to shareholders by 10 October 2008. Shares that have been tendered into the buy-back but not bought back are expected to be released to shareholders by Tuesday, 7 October 2008.

Shareholder enquiries in relation to the buy-back may be directed to Santos' dedicated enquiry line on 1300 727 634 within Australia or +613 9946 4447 from outside Australia between 8:30am and 5:30pm (Eastern Daylight Time), Monday to Friday.

Further information on the buy-back can be found on Santos' website (www.santos.com).

Important notice

Not for distribution or release in or into the United States or Canada.

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract thereof. No indications of interest in the buy-back are sought by this press release. Shareholders who are (or nominees who hold Santos Limited shares on behalf of or for the account of persons who are) in the United States or US persons, (within the meaning of Regulation S under the United States Securities Act of 1933), residents of Canada or who are otherwise excluded foreign persons will not be eligible to participate in the off-market buy-back described in this press release. ADRs and restricted employee shares may not be tendered into the buy-back. Buy-back documents, including the booklet describing the terms of the buy-back and tender forms, are not being distributed or sent into the United States or Canada.

Forward looking statements

This press release contains forward looking statements, including statements regarding the implementation of the off market buy-back and its effects on our business and securities. The results and effects of the off-market buy-back may differ materially from those expressed in, or implied by, these forward looking statements. Factors that could cause or contribute to such differences include the number of shares bought back, the buy-back price and the general trading and economic conditions affecting our business. We do not undertake any obligation to revise these forward looking statements to reflect any future events or circumstances.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

[2] The Tax Value of $16.42 was calculated as $17.14, adjusted for the movement in the S&P/ASX 200 Energy Index from the open of trading on 21 August 2008 to the close of trading on Friday, 3 October 2008.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

END